File # 82-4555

BLACKROCK

04010813

RECEIVED
MAR 2 3 2004
SEC MAIL PROCESSING SECTION WASH, D.C. 187

SUPPL

March 12, 2004

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press Release dated March 9, 2004;
2) Press Release dated March 11, 2004;
3) Press Release dated March 12, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President Finance

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

dlw 3/25

RECEIPT COPY

BLACKROCK

March 12, 2004

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press Release dated March 9, 2004;
2) Press Release dated March 11, 2004;
3) Press Release dated March 12, 2004.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President Finance

BlackRock Ventures Inc.: 400, 435 - 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 F: (403) 263-0437 Website: blackrock-ven.com

File #82-4555

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces 2003 Results and Increases 2004 Exit Production Target

---

CALGARY, ALBERTA, (March 9, 2004) - BlackRock Ventures Inc. (TSX:BVI) announced today the financial and operating results for the year ended December 31, 2003. Highlights include:

- 54% increase in proved plus probable reserves representing a 78% increase in reserve value (using a 10% discount); reserve additions replaced 2003 production by 555%;
- One and three year finding and development costs of $4.20/bbl and $5.54/bbl, respectively;
- 65% increase in fourth quarter conventional oil production to 4,806 barrels per day compared to the fourth quarter of 2002; year over year production increased 23%;
- Record production revenues and cash flow from operations of $27.9 million and $14.1 million respectively; net earnings for the year were $4 million or $0.05 a share;
- Completion of a $36 million capital program which included the drilling of 60 (37 net) wells, construction of a 10,000 barrel per day heavy oil processing facility at Seal and commencement of the installation of a 58,000 barrel per day Seal oil pipeline.
- Currently, Seal pipeline construction on budget and two months ahead of schedule, start-up planned for mid-April;
- As a result of the performance of Seal wells, 2004 exit target raised to 10,000 barrels per day.

Commenting on its 2003 results, John Festival, President, indicated "the work undertaken at Seal over the last three years has laid the foundation for considerable growth for the next several years. We started to see this growth in 2003. This work has identified the potential for over 1.5 billion barrels of oil-in-place on its acreage at Seal. Over the next several years we will determine how much of this resource is economically recoverable. Increased production, together with favourable commodity prices led to record revenues and cash flow, oil reserves have increased over 50% at very attractive finding & development costs, and most importantly to our shareholders, the stock price appreciation reflects the progress we have made over the last year. The production performance from our Seal wells has allowed us to increase our 2004 exit production target from 8,000 to 10,000 barrels of oil per day".

Oil and Gas Reserves

BlackRock's proved plus probable reserves increased 54% to 15.5 million barrels as at December 31, 2003. This resulted in net reserve additions of 7.3 million barrels. These reserve additions replaced 555% of our 2003 production of 1.3 million barrels of oil. Based on our 2003 annual production, our reserve life index is 11.8 years. Using annualized fourth quarter production our reserve life index is 8.8 years.

The reserves were evaluated by Sproule Associates Limited ("Sproule"), an independent engineering firm. The report was prepared in accordance with the new National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities. The reserve definitions used in prior years have changed under NI 51-101 and for comparison purposes we have compared 2003 proved plus probable reserves to "established reserves"(proved plus 50% probable) in 2002.

In its report, Sproule has attributed 11.5 million barrels of proved plus probable reserves to the Seal area and 4 million barrels to the Lloydminster area. Sproule's evaluation of the Seal area included 65 wells (37 drilled wells and 28 future development locations) on the Central block and 17 wells (2 drilled wells and 15 future development locations) on the Eastern block. The average recovery rate of oil-in-place used for the Seal area was about 8%. Our internal modeling suggests potential recovery rates of up to 14%. This modeling, as well as laboratory work undertaken, suggest that some of the Seal acreage could be amenable to additional secondary and tertiary recovery from waterflooding or thermal applications, which could increase these recovery factors. Also included in the reserves for the Seal area was one producing well on each of the Peace River block and the Northern block. No reserves have been assigned to our Hilda Lake SAGD project.

Additional reserve information as required under NI 51-101 will be included in the Company's Annual Information Form which will be filed on SEDAR.

Summary of Oil and Gas Reserves – Forecasted Prices and Costs

(Company interest)	Heavy Oil Reserves	Natural Gas Reserves	2003 BOE (1)	2002 BOE (1)
	(mbbls)	(mmcf)	(mboe)	(mboe)
Proved developed producing	5,533	39	5,540	2,561
Proved developed non-producing	1,255	-	1,255	912
Proved undeveloped	5.452	-	5,452	4,659
Total proved	12,240	39	12,247	8,132
Probable	3,257	-	3,257	1,918
Total	15,497	39	15,504	10,050

(1) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio of 6 Mcf: 1barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(2) No reserves have been assigned to the Hilda Lake SAGD project

Net Present Value of Reserves – Forecasted Prices and Costs

Net Present Values of Before Tax Future Net Revenue Discounted at

	0%	5%	10%	15%	20%
			($000's)		
Proved					
Developed producing	60,826	55,307	50,910	47,329	44,356
Developed non-producing	11,732	9,802	8,444	7,445	6,683
Undeveloped	43,040	35,528	29,771	25,260	21,657
Total proved	115,597	100,637	89,125	80,034	72,696
Probable	28,541	20,962	15,966	12,538	10,098
Total	144,138	121,599	105,091	92,572	82,794

	Net Present Values of After Tax Future Net Revenue Discounted at				
	0%	5%	10%	15%	20%
			($000's)		
Proved					
Developed producing	56,128	50,577	46,226	42,736	39,872
Developed non-producing	7,466	6,253	5,397	4,767	4,286
Undeveloped	29,071	23,496	19,178	15,834	13,192
Total proved	92,661	80,327	70,800	63,337	57,349
Probable	18,679	13,569	10,206	7,905	6,273
Total	111,325	93,896	81,007	71,242	63,622

Note:
Columns may not add due to rounding

The pricing assumptions used in the Sproule evaluation are summarized below.

Pricing Assumptions – Forecast Prices and Costs

Year	WTI Cushing 40° API	Edmonton Par Price 40° API	Hardisty Bow River 24.9° API	Alberta AECO-C Spot	Inflation rate	Exchange rate
	(US$/bbl)	(CDN$/bbl)	(CDN$/bbl)	(CDN$/MMBtu)	(%/yr)	(US$/bbl)
2004	29.63	37.99	29.69	6.04	1.5	0.75
2005	26.80	34.24	26.64	5.36	1.5	0.75
2006	25.76	32.87	25.72	4.80	1.5	0.75
2007	26.14	33.37	26.27	4.91	1.5	0.75
2008	26.53	33.87	26.74	4.98	1.5	0.75
2009	26.93	34.38	27.22	5.05	1.5	0.75
2010	27.34	34.90	27.71	5.14	1.5	0.75
2011	27.75	35.43	28.20	5.24	1.5	0.75
2012	28.16	35.96	28.71	5.33	1.5	0.75
2013	28.58	36.50	29.22	5.43	1.5	0.75
2014	29.01	37.05	29.73	5.52	1.5	0.75
2015	29.45	37.61	30.26	5.62	1.5	0.75
		Escalation rate of 1.5% thereafter				

Notes:
(1) The pricing assumptions were provided by Sproule Associates Limited
(2) None of the Company's future production is subject to a fixed or contractually committed price.
(3) The Company's average wellhead price in 2003 was $21.30 per barrel for oil and $5.99 per thousand cubic feet for natural gas.

Reconciliation of Changes in Reserves

The following table summarizes the changes in the Company's share of oil and natural gas reserves (Company's interest before deducting royalties) from December 31, 2002 to December 31, 2003.

	Heavy Oil (MMbbls)			Natural Gas (Mmcf)		
	Proved	Probable	Proved Plus Probable	Proved	Probable	Proved Plus Probable
Balance, Dec 31, 2002	8,012	1,918	9,930	723	-	723
Production	(1,291)	-	(1,291)	(118)	-	(118)
Dispositions	(269)	(148)	(417)	(541)	-	(541)

Discoveries	190	38	228	-	-	-
Extensions	3,856	969	4,825	-	-	-
Technical Revisions	1,742	480	2,222	(25)	-	(25)
Balance, Dec 31, 2003	12,240	3,257	15,497	39	-	39

Finding and Development Costs

NI 51-101 requires that the calculation for finding and development costs include all future development capital. Using this methodology, BlackRock's finding and development cost for 2003 net reserve additions (including revisions) was $4.20 per proved plus probable barrel of oil and the finding and development cost for the three year period 2001 – 2003 was $5.54 per proved plus probable barrel of oil. If proved reserves only were used, the one and three year finding and development costs were $5.77 and $6.85 per barrel, respectively.

Operations Review

Total capital expenditures in 2003 were $36.4 million. The majority of these expenditures occurred in the Seal area, where we drilled 46 wells, built a 10,000 barrel per day processing facility and commenced construction of a 58,000 barrel per day heavy oil pipeline.

Seal

BlackRock has divided the Seal acreage into seven geographically and geologically distinct blocks.

Central Block (50% working interest)

In 2003, BlackRock commenced full scale commercial development of this property with the construction of a 10,000 barrel per day treating and terminal facility (50% working interest) and the drilling of 33 horizontal development wells (16.5 net), bringing the total number of horizontal wells to 37 (17.5 net). All of these wells have initial production rates in excess of 200 bopd and some produce at daily rates in excess of 300 bopd. The Central block will have 75-80 horizontal wells when fully developed.

Eastern Block (75% working interest)

The Eastern block will be the next focus of commercial development. Two successful horizontal production test wells were drilled in 2001. These wells have produced in excess of 80,000 barrels of oil each and each are currently producing about 100 bopd. BlackRock filed a commercial development plan for the Eastern block with the Alberta Energy and Utilities Board ("AEUB") in 2003 and approval is anticipated in the first quarter of 2004. The first phase of commercial development drilling will commence in late 2004 or early 2005.

Northern Block (75% working interest)

BlackRock tested the Northern block in 2002 and drilled the first horizontal production test well in 2003. The test well produced at initial rates of over 200 bopd. BlackRock commenced delineation drilling and seismic operations on this property in 2003 and plans to continue this work in 2004. The Northern block is characterized by thinner pay and lighter oil than the Eastern block. Delineation operations are continuing on this block and BlackRock intends to file a development application with the AEUB in late 2004 or early 2005.

Peace River Block (100% working interest)

BlackRock tested the Peace River block with a horizontal well in the first quarter of 2003. This well produced at initial rates in excess of 200 bopd. BlackRock commenced delineation drilling operations in the first quarter of 2004. This work will continue in 2005 when we anticipate filing a development application. The Peace River Block is characterized by very thick oil pay (over 25 metres) and oil quality

similar to that of the Central block.

Peace River North Block (50% working interest)
BlackRock acquired the Peace River North block through a farm-in in 2002. In 2003, we evaluated the oil quality on this property with two vertical test wells. We plan to drill a horizontal test well in 2004 to determine whether the property is suitable for primary production.

Cadotte Block (75% working interest)
BlackRock has a 75% working interest in 18,560 acres on the Cadotte Block. BlackRock intends to evaluate the Bluesky resource on this property with one vertical evaluation well in the first quarter of 2004.

Western Block (50% working interest)
In 2003 we drilled two vertical evaluation wells on the Western block. One of these encountered mobile oil. BlackRock intends to continue exploration of this prospect in 2005.

Facilities and Marketing
A key economic driver for the Seal area is access to adequate heavy oil infrastructure. Before we can fully optimize the operations we had to install an oil processing facility and a pipeline to transport the crude out of the area. The processing facility was completed in late 2003, however; due to typical start-up delays, the battery was not fully operational until March 2004. The pipeline is ahead of schedule and we now anticipate that it will in operation by mid-April. The start-up of the processing facility and pipeline will dramatically improve the economics of our Seal production. The installation of the pipeline will increase wellhead prices as trucking and terminaling charges will be reduced, and it will also reduce production disruptions due to spring break-up and other weather related factors. We estimate that the netback on a barrel of Seal production should increase by approximately $5.50 per barrel as a result of the installation of the battery and pipeline.

Hilda Lake SAGD Pilot
During 2003, the Hilda Lake SAGD pilot produced 488 barrels of oil per day. Since the pilot was initiated in 1997, it has produced more than one million barrels of oil. BlackRock's commercial application was deemed complete in 2003 and we anticipate receiving final approval in 2004. The regulatory process has taken longer than we anticipated, however; due to the significant capital requirements for the Seal project, we see Hilda Lake as a mid to longer term opportunity for growth.

Lloydminster
Our heavy oil properties at Lloydminster provide a stable base of production as we explore new heavy oil areas such as Seal. During 2003, we drilled 14 wells primarily in existing areas such as Forestbank and Pike's Peak. Oil production averaged 1,999 barrels per day in 2003.

Production
Crude oil production grew 20% in 2003 to average 4,080 barrels of oil per day. All of this production increase was derived from the Seal area, where production nearly doubled for the year from 807 barrels per day to 1,593 barrels per day. As at December 31, 2003, BlackRock's production from the Seal area was near 4,000 barrels per day. As a result of the delay in start-up of the Seal battery and the concurrent de-commissioning of a third party processing facility in the area, production at Seal had to be temporarily curtailed in 2004. Production at Seal in the first two months of 2004 was reduced to 2,000 barrels of oil per day. The combination of these events will result in additional trucking and other operating costs during the first quarter of 2004. Now that the BlackRock battery is operational, market constraints have been eliminated and optimization of the wells has resumed.

Production(bbl/day)	Three months ended December 31,		Year ended December 31,	
	2003	2002	2003	2002
Conventional heavy oil				
Lloydminster	1,806	2,090	1,999	2,121
Seal	3,000	826	1,593	807
	4,806	2,916	3,592	2,928
Hilda Lake SAGD	542	443	488	486
	5,348	3,359	4,080	3,414

Financial Results

Crude oil producers enjoyed another year of strong commodity prices in 2003. The benchmark West Texas Intermediate ("WTI") crude oil price averaged US$31.04 per barrel in 2003, compared with US$26.08 per barrel in 2002. Heavy oil prices were also strong throughout 2003, although the differential did widen from 2002. The WTI/Bow River Heavy Price differential averaged US$7.65 per barrel in 2003, an increase from US$5.90 per barrel in 2002. Offsetting the strong oil prices in 2003 was the depreciation of the US dollar against the currencies of most of the other major currencies, including the Canadian dollar. Crude oil prices are based on US dollar benchmarks and therefore our realized price is impacted by the exchange rate between the Canadian and US dollar. The US/Cdn dollar exchange rate averaged $0.716 in 2003, a 12% increase from $0.637 in 2002.

Overall, crude oil revenues increased 10% in 2003 to $27.9 million from $25.4 million in 2002. The increase in revenues is attributable to a 23% percent increase in oil production partially offset by a 10% decrease in the average realized crude oil sales price. Conventional crude oil production averaged 3,592 barrels per day in 2003, compared to 2,928 barrels per day in 2002. The increase in production reflects the start of the development of the Central block at Seal. The lower overall sale price per barrel of $21.30 in 2003 compared to $23.78 in 2002 is due to a higher proportion of revenues derived from the Seal area which receives lower prices due to oil quality and higher transportation costs.

The average royalty expense dropped to 14% of revenues in 2003 from 16% in 2002. The decrease reflects the 1% Crown royalty rate on Seal revenues. Operating costs, at $6.53 per barrel basis were comparable to 2002, but are trending lower. Due to the absence of sand production with the oil, the operating costs at Seal are lower than most heavy oil operations. General & administrative costs in 2003 were the same as 2002 at $1.4 million. Depletion & depreciation expense increased to $8.3 million in 2003 due to increased production volumes. On a per barrel basis, depletion and depreciation expense increased to $6.30 per barrel in 2003 from $5.50 per barrel in 2002. The increase is due primarily to infrastructure costs incurred at Seal.

The increased revenues contributed to record cash flows for the year. Cash flow from operations was $14.1 million in 2003, or $0.19 per share compared to $12.3 million, or $0.18 per share in 2002. Net earnings were $3.9 million in 2003 compared to $3.8 million in 2002.

Netbacks (per boe)	Three months ended December 31,		Year ended December 31,	
	2003	2002	2003	2002
Revenue	$15.56	$23.63	$21.30	$23.78
Royalties	1.47	3.48	3.02	3.85
Operating costs	5.39	8.38	6.53	6.77
Field netback	$8.70	$11.77	$11.75	$13.16

At December 31, 2003, BlackRock was debt-free and had a working capital surplus of $14.4 million, a decrease from $32 million at the end of 2002. The decrease was mainly attributable to our $36 million capital program undertaken in 2003. BlackRock has consistently maintained a conservative balance sheet. The commodity business has historically been quite volatile, and we have elected to manage this volatility by maintaining a capital structure that employs a limited use of debt.

Fourth Quarter Results

Crude oil prices dropped in the fourth quarter reflecting seasonal widening of heavy oil differentials. The Hardisty Bow River Heavy reference price averaged $28.53 per barrel in the fourth quarter, a drop of 7% from the $30.79 per barrel recorded for the third quarter of 2003. Our average wellhead price dropped from $21.31 in the third quarter to $15.56 per barrel in the fourth quarter. In addition to lower heavy oil prices in general, the decrease in our average sales price reflects a shift in our production mix to more Seal production which receives a lower price than our other areas due to higher trucking costs. The decrease in price was almost entirely offset by higher sales volumes in the fourth quarter. Sales averaged 4,806 barrels per day for the three months ended December 31, 2003 compared with 3,673 barrels per day in the third quarter. The higher sales volume reflects increased drilling activity at Seal. Production revenues were $6.9 million in the fourth quarter of 2003 compared to $7.2 million in the third quarter. The average royalty rate in the fourth quarter was 9.4% compared with 13% in the third quarter. This again reflects a higher proportion of our revenue stream coming from the Seal area which receives the lower crown royalty rate. Operating costs continued to trend downward, averaging $5.39 per barrel in the fourth quarter.

Capital expenditures in the fourth quarter of 2003 were $14.7 million, nearly double any other quarter this year. The increase in expenditures is attributable to costs incurred constructing the heavy oil processing facility at Seal, as well as the initial capital costs on the heavy oil pipeline being built at Seal. The majority of the construction costs of this pipeline will occur in the first quarter of 2004.

Annual Meeting

The Company's Annual General Meeting of Shareholders is scheduled for 10:00 AM on Tuesday May 11, 2004 in the Leduc Room of the Fairmont Palliser Hotel at 133 – 9th Avenue S.W., Calgary, Alberta.

Forward-Looking Statements

This document contains forward-looking information. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

BLACKROCK VENTURES INC.
STATEMENTS OF OPERATIONS AND DEFICIT

(Cdn $ in thousands, except per share amounts)	Three months ended December 31, 2003	2002	Twelve months ended December 31, 2003	2002
	(unaudited)			
Revenues				
Oil and gas	$ 6,882	$ 6,338	$ 27,921	$ 25,414
Royalties	(649)	(934)	(3,952)	(4,117)
	6,233	5,404	23,969	21,297
Expenses				
Production	2,383	2,247	8,562	7,232
General and administrative	163	350	1,447	1,395
Depletion and depreciation	2,571	1,828	8,262	5,878
	5,117	4,425	18,271	14,505
Earnings before undernoted	1,116	979	5,698	6,792
Other income				
Interest income	214	233	928	511
Earnings before income taxes	1,330	1,212	6,626	7,303
Provision for income taxes (note 6)				
Current	117	258	790	877
Future	330	373	1,879	2,610
	447	631	2,669	3,487
Earnings for the period	883	581	3,957	3,816
Deficit, beginning of period	(3,807)	(7,462)	(6,881)	(10,697)
Deficit, end of period	$ (2,924)	$ (6,881)	$ (2,924)	$ (6,881)
Earnings per share (note 9)				
Basic	$ 0.01	$ 0.01	$ 0.05	$ 0.06
Diluted	$ 0.01	$ 0.01	$ 0.05	$ 0.06

BLACKROCK VENTURES INC.
STATEMENTS OF CASH FLOWS

	Three months ended December 31,		Twelve months ended December 31,	
(Cdn $ in thousands)	2003	2002	2003	2002
	(unaudited)			
Cash provided by (used in):				
Operating Activities				
Earnings for the period	$ 883	$ 581	$ 3,957	$ 3,816
Non-cash charges to earnings				
Depletion and depreciation	2,571	1,828	8,262	5,878
Future income taxes	330	373	1,879	2,610
Other	24	-	24	-
Funds from operations	3,808	2,782	14,122	12,304
Net change in non-cash working capital	77	(1,121)	(1,221)	(2,263)
	3,885	1,661	12,901	10,041
Investment Activities				
Additions to oil and gas properties	(14,655)	(3,686)	(36,377)	(11,432)
Sale of oil and gas properties	-	-	3,817	505
Other assets	(9)	(10)	(20)	(16)
Net change in non-cash working capital	(2,657)	1,552	240	3,457
	(17,321)	(2,144)	(32,340)	(7,486)
Financing Activities				
Net proceeds on issue of common shares	-	118	561	29,806
Increase (decrease) in cash	(13,436)	(365)	(18,878)	32,361
Cash and short-term deposits, beginning of period	28,612	34,419	34,054	1,693
Cash and short-term deposits, end of period	$ 15,176	$ 34,054	$ 15,176	$ 34,054

BLACKROCK VENTURES INC.
BALANCE SHEETS

(Cdn $ in thousands)	December 31, 2003	December 31, 2002
Assets		
Current		
Cash and short-term deposits	$ 15,176	$ 34,054
Accounts receivable	14,054	4,199
Prepaid expenses	180	187
	29,410	38,440
Oil and gas properties (note 3)	74,337	49,435
Other assets	56	60
	$ 103,803	$ 87,935
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accruals	$ 14,978	$ 6,111
Provision for site restoration	1,736	1,156
Future income taxes (note 6)	8,759	6,880
	25,473	14,147
Shareholders' Equity		
Common shares (note 4)	81,230	80,669
Contributed surplus (note 4)	24	-
Deficit	(2,924)	(6,881)
	78,330	73,788
	$ 103,803	$ 87,935

1. Accounting policies

The accounting policies of the Company are in accordance with accounting principles generally accepted in Canada. Those policies considered significant are outlined below:

(a) Oil and gas properties

The full cost method of accounting is followed whereby all costs associated with the acquisition, exploration and development of oil and gas properties are capitalized.

Such capitalized costs include lease acquisition, geological and geophysical, drilling, plant and equipment costs and related overhead.

Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded. Revenues and costs associated with the Company's output from its Hilda Lake bitumen property are being recorded as an adjustment to the capitalized costs until the project reaches the commercial production stage.

Capitalized costs less accumulated depletion, depreciation, the provision for site restoration and future income taxes are limited to the sum of the following (the "cost ceiling"): (i) the estimated undiscounted future net revenue derived from proved reserves net of future development costs, financing costs, production related general and administrative costs and income taxes; and (ii) the cost less the impairment of unproved properties.

The Company's exploration, development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

(b) Depreciation, depletion and amortization

Depreciation and depletion for oil and gas properties are calculated using the unit-of-production method which is based on production volumes, before royalties, and proved reserve volumes as estimated by an independent petroleum engineering firm. Gas volumes are converted to equivalent oil volumes based on the relative energy content of six thousand cubic feet of gas to one barrel of oil. Included in oil and gas properties are expenditures related to unproven properties which have been excluded from the depletion calculation until such time as it is determined whether proved reserves are attributable to the properties or impairment in value has occurred.

(c) Revenue Recognition

Revenues associated with the sale of the Company's crude oil and natural gas are recognized when title passes from the Company to its customer.

(d) Site restoration costs

Estimated removal and site restoration costs of oil and gas properties are charged to earnings over the estimated life of the properties by the unit-of-production method, based on commercially recoverable proved reserves.

(e) Stock option plan

The Company has a stock option plan which is described in note 4. The Company uses the fair value method of accounting for stock based compensation whereby the Company recognizes the cost of stock options granted to employees, directors and certain consultants. For options granted prior to January 1, 2003 the intrinsic value method was used and no compensation expense was recognized. Any consideration paid by the option holder on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

(f) Cash and short-term investments

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits. Cash equivalents and short-term investments are stated at cost, which approximates market value.

(g) Use of estimates

The amounts recorded for depletion, depreciation and amortization of property and equipment and the provision for future site restoration are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(h) Per share amounts

Basic earnings per share is calculated by dividing earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if stock options were exercised. The treasury stock method is used to determine the dilutive effect of stock options.

2. Change in Accounting Policy

In 2003, the Canadian Institute of Chartered Accountants adopted a new standard that require companies to recognize the cost of stock options granted. The new standard is effective for fiscal periods beginning on or after January 1, 2004. The Company has elected to adopt, on a prospective basis, the new standard as of January 1, 2003. General and administrative expense in 2003 includes $24,000 for stock options granted in 2003. For options granted prior to January 1, 2003, pro forma disclosure of the impact on earnings is disclosed in note 4(d).

3. Oil and Gas Properties

(Cdn $ in thousands)	2003	2002
Petroleum and natural gas interests	$ 81,049	$ 46,991
Accumulated depletion and depreciation	(19,569)	(11,911)
	61,480	35,080
Hilda Lake SAGD project	12,857	14,355
	$ 74,337	$ 49,435

During the year ended December 31, 2003, the Company capitalized $749,000 (2002 – $631,000) of general and administrative costs related to exploration and development activity.

At December 31, 2003, the depletion and depreciation calculation excluded unproved properties of $24,936,000 (2002 - $20,529,000).

The Company's activities include the construction and operation of a pilot plant on its Hilda Lake, Alberta bitumen property using the Steam Assisted Gravity Drainage ("SAGD") technology, following which a determination will be made regarding commercial production. The recoverability of expenditures incurred on the Hilda Lake property is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the property, and upon future profitable production, or alternatively upon the Company's ability to dispose of its interest for net proceeds in excess of the carrying value of its interest.

The carrying amount of the Company's oil and gas properties is limited to the net cash flows from proven reserves. In calculating net future cash flows, a heavy oil reference price (Hardisty Bow River) of $32.74 per barrel and a natural gas price of $6.41 per thousand cubic feet were used.

4. Capital Stock

(a) Authorized:

Unlimited number of common shares, without nominal or par value

Unlimited number of preferred shares, without nominal or par value

(b) Issued:

(Cdn $ in thousands)	Number of Shares		Amount
Common shares			
Balance December 31, 2001	54,201,304	$	49,946
Issued for cash	17,000,000		31,000
Issue costs, net of tax benefits	-		(1,161)
Stock options exercised	1,156,334		884
Balance December 31, 2002	72,357,638		80,669
Stock options exercised	905,134		561
Balance December 31, 2003	73,262,772	$	81,230

c) Stock options

The Company has established a stock option plan pursuant to which common shares are available for the granting of incentive stock options. Pursuant to the plan, the exercise price of the option cannot be less than the market price of the common shares on the day the option is granted. The options generally vest over a two or three year period and are issued for a maximum term of 10 years. Incentive stock options totaling 4,697,000 common shares were outstanding at December 31, 2003. Changes in the number of shares issuable under outstanding options were as follows:

	Number of Shares		Range of Exercise Prices Per Share		Average Exercise Price Per Share
Balance December 31, 2001	4,289,134	$	0.57 – 1.70	$	0.68
Granted	2,465,000		1.94 – 2.40		2.24
Cancelled	(83,166)		0.70 – 1.70		1.35
Exercised	(1,156,334)		0.70 – 1.40		0.76
Balance December 31, 2002	5,514,634	$	0.57 – 2.40	$	1.35
Granted	87,500		2.22		2.22
Exercised	(905,134)		0.57-0.86		0.62
Balance December 31, 2003	4,697,000	$	0.57-2.40	$	1.51

The following table sets forth information about stock options outstanding as at December 31, 2003.

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Options	Weighted Average Price Per Share	Remaining Contractual Life (yrs)	Options Exercisable	Weighted Average Price Per Share
$0.57-$0.99	1,989,500	$0.61	5.2	1,987,000	$0.61
$1.00-$1.99	255,000	$1.39	7.3	166,668	$1.21
$2.00-$2.40	2,452,500	$2.25	8.5	788,336	$2.25
	4,697,000	$1.51	7.0	2,942,004	$1.08

d) Stock-based compensation

As indicated in note 2, effective January 1, 2003, the Company changed its accounting policy and is recognizing the cost of stock options granted. In 2003, the Company granted 87,500 options at an exercise price of $2.22 per share. The value of the options granted, estimated using the Black-Scholes model, was $100,000. This value will be recognized over the vesting period of the options. The amount recognized in 2003 was $24,000. The following table sets out the assumptions used in applying the Black-Scholes model:

Risk-free interest rate	4.50%
Expected life (in years)	5
Expected volatility	0.54
Dividends per share	-

If the Company had applied the new accounting policy for all options granted since January 1, 2002, net earnings and earnings per share would have been adjusted to the following proforma amounts:

	2003	2002
Net earnings, as reported	$ 3,957	$ 3,816
Net earnings, proforma	2,933	3,307
Earnings per share, as reported	0.05	0.06
Earnings per share, proforma	$ 0.04	$ 0.05

5. Bank Credit Facilities

As at December 31, 2003, the Company has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's

prime lending rate plus 1/4% per annum. The authorized credit limit is subject to annual review and redetermination. The facility is secured by a fixed and floating debenture in the amount of $8 million on the Company's oil and gas properties other than the Hilda Lake property. At December 31, 2003, there were no advances outstanding under this facility.

6. Income Taxes

The differences between the expected income tax provision and the reported income tax provision are summarized as follows:

(Cdn $ in thousands)		2003		2002
Tax expense @ 42.91% (2002 - 44.16%) of earnings before tax	$	2,843	$	3,225
Crown payments not deductible for tax purposes		990		1,114
Resource allowance		(1,518)		(1,683)
Rate reduction for resource companies		(450)		-
Large corporations tax and provincial capital tax		790		877
Other		14		(46)
	$	2,669	$	3,487

The components of the net future income tax liability at December 31, 2003 and 2002 are as follows:

(Cdn $ in thousands)		2003		2002
Future income tax assets				
Non-capital loss carry-forwards	$	35	$	924
Future site restoration costs		635		382
Share issue costs		505		733
Other		23		55
		1,198		2,094
Future income tax liabilities				
Carrying value of capital assets in excess of tax basis		9,957		8,974
Net future income tax liability	$	8,759	$	6,880

7. Financial instruments

(a) The carrying amounts of cash, accounts receivable, and accounts payable and accruals approximate fair value because of the short maturity of these instruments.

(b) Periodically, the Company enters into contracts that reduce its exposure to fluctuations in the price of crude oil by locking in a fixed price for a portion of its crude oil production. At December 31, 2003, none of the Company's future production was hedged.

(c) The Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. In addition, the Company sells production to a range of purchasers who are subject to internal credit review to minimize the risk of non-payment.

8. Commitments

The Company has entered into certain commitments related to transportation and processing agreements, capital commitments and leasing of office premises. As at December 31, 2003, the payments due under these commitments are as follows:

		(in $ 000's)
2004	$	7,069
2005		948
2006		948
2007		948
2008		950
Thereafter		470

9. Earnings Per Share

		2003		2002
Net earnings ($000's)	$	3,957	$	3,816
Weighted average number of shares outstanding		72,893,538		66,669,616
Number of shares added to the weighted average number of shares outstanding to account for the dilutive effect of employee stock options		2,070,226		2,161,826
Basic earnings per share	$	0.05	$	0.06
Diluted earnings per share	$	0.05	$	0.06

File # 82-4555

BLACKROCK

FOR IMMEDIATE RELEASE

Not for distribution to United States newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. Securities law.

BlackRock Announces Common Share Offering

CALGARY, ALBERTA, (March 11, 2004) –BlackRock Ventures Inc. (TSX:BVI) announced today that it has entered into an agreement, on a bought deal basis, with an underwriting syndicate led by GMP Securities Ltd. and including FirstEnergy Capital Corp., Canaccord Capital Corporation and Sprott Securities Inc. Pursuant to the agreement, BlackRock will issue from treasury, by way of a short form prospectus, 6,000,000 common shares at a price of $4.70 for total gross proceeds of $28,200,000. The Company has also granted the underwriters an option to purchase up to an additional 2,000,000 shares at $4.70 per share, which is exercisable in whole or in part. The common share offering is scheduled to close on March 31, 2004 and is subject to regulatory approval and completion of definitive documentation. Proceeds will be used to fund the Company's exploration and development activities and for general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any common shares within the United States. The common shares have not been and will not be registered under the U.S. Securities Act of 1933 or any state securities laws and may not be offered, sold or delivered in the United States to or for the account of a "U.S. person" as defined in the regulations thereunder absent registration or an applicable exemption from the registration requirements of such Act.

This document contains forward-looking information. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc.: 400, 435 – 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 Fax: (403)263-0437 Website: www.blackrock-ven.com

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

-30-

File # 82-4555

BLACKROCK

FOR IMMEDIATE RELEASE

Not for distribution to United States newswire services or for dissemination in the United States. Any failure to comply with this restriction may constitute a violation of U.S. Securities law.

BLACKROCK ANNOUNCES INCREASE IN COMMON SHARE OFFERING SIZE AND EXERCISE OF UNDERWRITERS OPTION

Calgary, Alberta (March 12, 2004) - BlackRock Ventures Inc. (TSX: BVI) announced today that the size of the previously announced offering by a syndicate of underwriters (the "Underwriters") led by GMP Securities Ltd. and including FirstEnergy Capital Corp., Canaccord Capital Corp. and Sprott Securities Inc. has been increased to a total of 9,000,000 common shares at $4.70 per common share for gross proceeds of $42,300,000 pursuant to an increase in the size of the option to the Underwriters from 2,000,000 common shares to 3,000,000 common shares, all on the same terms and conditions as the previously announced offering. The Underwriters have fully exercised this option. . The common shares issuable pursuant to the offering will be qualified for distribution under a short form prospectus. The offering remains scheduled to close on or about March 31, 2004 and is subject to regulatory approval and completion of definitive documentation. Proceeds will be used to fund BlackRock's exploration and development activities and for general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any common shares within the United States. The common shares have not been and will not be registered under the U.S. Securities Act of 1933 or any state securities laws and may not be offered, sold or delivered in the United States to or for the account of a "U.S. person" as defined in the regulations thereunder absent registration or an applicable exemption from the registration requirements of such Act.

This document contains forward-looking information. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the

expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

-30-